New Green Technologies, Inc. 334 S. Hyde Park Ave. Tampa, Florida 33606 Telephone (813) 944-3185 Facsimile (813) 944-2201

September 5, 2008

Securities and Exchange Commission
Division of Corporate Finance
Ms. Jennifer Thompson
Branch Chief
Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Renewable Energy Resources, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No. 0-29743

Dear Ms. Thompson,

Responses to your comments are provided below.  New Green Technologies, Inc. (Formerly:  Renewable Energy Resources, Inc.) acknowledges that:

▪	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find the responses to your comments are as follows:

Form 10-KSB for year ended December 31, 2007
Item 7.  Financial Statements for the Year Ended December 31, 2007, page F-1
Notes to Audited Financial Statements, page F-8
Note 13 – Subsequent Event, page F-13

1. Please provide us with a schedule detailing your tests of significance for your April 7, 2008 acquisition of World Environmental Services, Inc. (WESCO) and for your May 12, 2008 acquisition of U.S. Sustainable Energy Corporation (USSEC) for purposes of determining whether audited financial statements of these acquired businesses are required to be filed.  Refer to Rule 3-05 of Regulation S-X.  Based on your tests of significance, tell us whether you need to provide financial statement of businesses to be acquired, and if so, tell us the periods that they are required to be presented.  Additionally, please tell us when you will provide these financial statements and the required pro-forma financial statement pursuant to Article 11 of Regulation S-X.   Refer to Item 9.01 of Form 8-K.

The acquisitions were of technology.  There was no acquisition of businesses.  Under Rule 3-05, financial statements required if the following conditions exist:

1.(i.)
Consummation of a business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term purchase encompasses the purchase of an interest in a business accounted for by the equity method); or

1.(ii.)	Consummation of a business combination to be accounted for as a pooling of interests is probable.

We did not purchase an interest in a company and there was no pooling of interests.  The U.S. Sustainable Energy Corporation (USSEC) acquisition was for the acquisition of all technologies, interest, assets, patents, and other intellectual property related to certain technologies hereby referred to as the Plasma Technologies, Ballast Oil Recovery System (BORS), and Activated Carbon technology. The World Environmental Services, Inc. (WESCO) acquisition was for the acquisition of all matters related to the CAVD or pyrolitic technology, except for tires. There are no financial statements and no required pro-forma financial statements required pursuant to Article 11-01 (a) of Regulation S-X based on a review of the 8 conditions identified. Further under paragraph (b) no significant business combination was associated with either purchase.
The same is true when reviewing the requirements identified in paragraphs (c) and (d).

Item 8A. Controls and Procedures. Page 12

2. We read that your Chief Executive Officer and Acting Principal Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic reports to the Securities and Exchange Commission.  You appear to have disclosed a partial definition of disclosure controls and procedures when concluding that your disclosure controls and procedures were effective.   Please revise to provide the entire definition of disclosure controls and procedures by stating that disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recoded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See the definition of disclosure controls and procedures at Exchange Act Rule 13a-15(e).  Alternatively, you may conclude that disclosure controls and procedures were “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.

Furthermore, given the disclosure in your March 31, 2008 Form 10-Q that your Acting Chief Executive Officer and Acting Principal Financial Officer concluded that your earlier disclosure controls and procedures were not effective, please tell us if you have reassessed whether your disclosure controls and procedures are effective or ineffective as of December 31, 2007.  If you conclude that your disclosure controls and procedure were effective as of December 31, 2007, please explain to us how you reached this conclusion in light of the misstatement noted in your March 31, 2008 Form 10-Q.

We have reassessed our disclosure and procedures in light of the misstatement noted in our March 31, 2008 Form 10-Q.  Management has put additional controls in place regarding cash receipts and disbursements.  In addition, the Company has retained new, knowledgeable individuals.

In response to the staff’s comment, we will make disclosures in our  Form l0-KSB/A as of December 31, 2007 to include a discussion of the changes implemented to remediate the material weaknesses previously identified in the March 31, 2008 Form 10-Q.  In addition, we will make an additional assessment to ensure the effectiveness of these changes during the preparation of the 2008 filings.

3.  We note your disclosures concerning management’s report on internal controls over financial reporting.  We have the following comments:

▪
Please confirm to us, if true, that management performed an assessment of your internal controls over financial reporting as of December 31, 2007 as required by Exchange Act Rule 13a-15(c).  As you have not clearly stated that management performed such an assessment, please consider revising your disclosure to clarify this matter.

Management performed an assessment of our internal controls over financial reporting as of December 31, 2007 as required by Exchange Act Rule 13a-15(c).

▪
We read that “management considers the controls in place to be adequate for the company.”  This statement does not meet the requirements of Item 308T(a)(3) of Regulation S-B as your have not clearly concluded whether your internal control over financial reporting was “effective” or “ineffective” as of December 31, 2007.  Please revise.

We have made the appropriate revision in our Form 10-KSB/A for the year ended December 31, 2007.

Exhibit 31.1

4. We note that your certification does not appear to relate to the December 31, 2007 Form 10-KSB since the certification is dated April 15, 2007.  Please amend your filing to provide an updated certification covering the information contained in your December 31, 2007 Form 10-KSB.  Please note that this certification should be dated as of a recent date and should be in the exact form set forth in Item 601(b)(31) of Regulation S-B, including referring to internal control over financial reporting in the introduction to paragraph 4 and referring to the fourth fiscal quarter in paragraph 4(d).  Your amendment should include the entire body of your current December 31, 2007 Form 10-KSB to certify all Items included in this Form 10-KSB.

We have made the appropriate revision to our Form 10-KSB/A for the year ended December 31, 2007.

We will file a revised Form 10-KSB/A if the above have fully answered the SEC questions.

We trust that the above is satisfactory.

Sincerely,

/s/ Craig Huffman

Craig Huffman
Chief Executive Officer and Acting Principal Financial Officer